November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Stacie Gorman and Ms. Pam Howell

Re: Soulpower Acquisition Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 23, 2024

File No. 333-07384

Dear Ms. Gorman and Ms. Howell:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 4, 2024, relating to the above-referenced Draft Registration Statement filed by Soulpower Acquisition Corporation (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.

We note your response to prior comment 2 and reissue. We note that your disclosure on pages 75 and 113 continues to indicate that you do not believe that the “fiduciary duties or contractual obligations of [your] officers or directors will materially affect [your] ability to complete our initial business combination.” Please revise to reconcile your disclosure with the disclosure on page 13 or disclose the basis for your statements.

Response	The Company respectfully submits that the statement on page 75, 113 and elsewhere have been reconciled with the disclosure on page 13.

2.	We note your response to prior comment 3. We note, in your response letter, you state: “other than Soulpower International Corporation, which is the managing member of the sponsor, no person holds any membership interests in our sponsors.” Please revise your disclosure to clearly state that no other person has a direct or indirect material interest in your sponsor or otherwise confirm you have provided all of the disclosure required by Item 1603(a)(7) of Regulation S-K.

Response	We have included a confirmation that other than disclosed, no other person as an indirect or direct material interest in the sponsor as on date of the prospectus.

3.	We note your response to prior comment 6. We are unable to locate your revision in response to this comment and therefore reissue. Please revise the risk factor on page 74 added in response to prior comment 8 of our letter dated September 11, 2024, to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.

Response	The Company respectfully submits that this change has been made.

4.	We note that, in footnote 5, you have assumed use of proceeds for only 12 months for the office and administrative support. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time.

Response	The Company respectfully submits that the relevant disclosure has been amended for 24 months.

5.	We note your response to prior comment 9. We are unable to locate your revision in response to our comment and therefore reissue. On page 144, you state “no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.” Please revise as appropriate to reconcile this disclosure.

Response	The Company respectfully submits that the disclosure on page 144 has been removed.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Justin Lafazan
Name:	Justin Lafazan
Chief Executive Officer